MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138

11th March 2002

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

EXEMPTION NUMBER 812-1235

30 November	Cancellation and Reissue of Options from Employee Share Plans.
30 November	Appendix 3B.
30 November	Appendix 3B Amended
03 December	Presentation Australian Diamond Conference – Dr Richard Russell
04 December	Further Drilling Gura 1, Kimberlite, Tsumkwe
07 December	Macrodiamond recovered from loam sample NN740
10 December	Appointment of ASX Communications Officers
14 December	Tsumkwe Diamond Project – Acquisition of additional Equity.
07 January	Appendix 3X
18 January	Quarterly Report to 31st December 2001.
27 February	Tsumkwe Diamond Exploration Project – Results.

Yours sincerely
MOUNT BURGESS MINING N.L.

pp. **Jan Forrester**

dlw 4/16

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
30 November 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

CANCELLATION AND REISSUE OF OPTIONS FROM EMPLOYEE SHARE PLANS

The Company wishes to announce that it has cancelled 600,000 options from its Employee Share Plan A, which had an exercise price of 25 cents and were to expire 31 December 2002. These will be replaced with options from the Company's Employee Share Plan B, expiring on 31 December 2006, having an exercise price of 25 cents.

Yours faithfully,

Jan Forrester

Jan Forrester
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

02 APR 12 AM 9:4

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

Mount Burgess Mining N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**UNQUOTED EMPLOYEE SHARE OPTIONS.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Unquoted options from the Company's Employee Share Option Plan, exercisable at 25 cents and expiring on 31 December 2006**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital.**
5	Issue price or consideration	**nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options from the Employee Share Option Plan are issued, from time to time, to reward past services and contributions of eligible employees and also to assist in the recruitment. retention, incentive and motivation of eligible employees of the Company.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Option Certificates will be given to staff within next three days.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
101,500,000	**Ordinary Fully Paid shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**4,750,000**	**Unlisted options made up of:** 900,000 Plan A expiry 31 Dec 2002(MTBAI) 200,000 Plan B expiry 31 Dec 2002(MTBAK) 2,250,000 Plan B expiry 31 Dec 2005(MTBAM) 1,400,000 Plan B expiry 31 Dec 2006 **(All with exercise price of 25 cents)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**At present the Company does not have a dividend policy**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jan Forrester (signature) Date: 30 November 2001........................
(Company secretary)

Print name: ..Jan Forrester.....

== == == == ==

02 APR 12 AM 9:46

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

Mount Burgess Mining N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**UNQUOTED EMPLOYEE SHARE OPTIONS.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Unquoted options from the Company's Employee Share Option Plan, exercisable at 25 cents and expiring on 31 December 2006**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital.**
5	Issue price or consideration	**nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options from the Employee Share Option Plan are issued, from time to time, to reward past services and contributions of eligible employees and also to assist in the recruitment. retention, incentive and motivation of eligible employees of the Company.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Option Certificates will be given to staff within next three days.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
101,500,000	**Ordinary Fully Paid shares**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**4,150,000**	**Unlisted options made up of:** 300,000 Plan A expiry 31 Dec 2002(MTBAI) 200,000 Plan B expiry 31 Dec 2002(MTBAK) 2,250,000 Plan B expiry 31 Dec 2005(MTBAM) 1,400,000 Plan B expiry 31 Dec 2006 **(All with exercise price of 25 cents)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**At present the Company does not have a dividend policy**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jan Forrester .... Date: 30 November 2001........................
(Company secretary)

Print name: ..Jan Forrester.....

== == == == ==

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
3 December 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

02 APR 12

Dear Sir,

PRESENTATION TO THE AUSTRALIAN DIAMOND CONFERENCE
PERTH - 4 DECEMBER 2001
By Dr R Russell, PhD, M.Aus.I.M.M., Consulting Geomorphologist
"A Geomorphological Approach to Kimberlite Exploration, Tsumkwe, Namibia"

The Tsumkwe project area is located in northeast Namibia in the region referred to as 'Bushmanland'.

Mount Burgess ventured into Africa in search of diamonds because of the prolific distribution of kimberlite intrusives throughout the Kalahari Craton and to a lesser extent, the Congo Craton. Geologically, it is a good area in which to conduct diamond exploration.

We believe the project area is located near the southern edge of the Congo or Angolan Craton. Our area is located on the shoulder of the Limpopo-Botswana dyke swarm which is thought to represent the axis of a major crustal arch. The satellite data has proved to be useful for geological and structural mapping and also as a basis for geomorphological evaluation. The Landsat image shows our 5 EPL's adjacent to the Botswana border. The older granitic rocks of the craton outcrop in the south and become buried under younger Mesozoic and Tertiary cover to the west. A major fault complex is thought to form the boundary between the craton and the Damara orogen in the southeast. The Nyae Nyae depression or 'pan veld' can be seen wrapped around the cratonic high in the southwest. Further west again is the typical Kalahari sand veld.

The magnetics demonstrate the on-craton setting. Noisy granitoids and related rocks under thin cover occur to the north and the quiet signature of the Damara rocks, mainly upper Proterozoic carbonates, in the orogen to the south. Major east-northeast trending faults control the southern edge of the craton and produce fault slices in the older rocks.

Results from previous exploration (by RTZ and CDM) led us into the area.

The pan veld has been a dump zone for materials shedding westward from the craton. It is here in the pan veld that the kimberlitic minerals, particularly pyrope garnets, and also some diamonds, have been recovered. An understanding of the geomorphology of the area is crucial in interpreting the patterns of indicator minerals and diamonds which have been recovered.

Our main activities have been:

- loam sampling at the surface (there are no active rivers in the area); and
- RAB drilling to obtain samples of palaeochannels and unconformities at depth.

We have a small jig in the field where we can obtain concentrate from our samples. We also have an independent mineral observer in Tsumkwe and we can get a quick result from key samples with a 24 hour turn-around. Another innovation of ours, which we use for wet sub-surface sampling from the drill rig, are large screens and a bi-directional cyclone.

We continued the loam sampling work and confirmed and extended the anomalies of the previous explorers. In particular, a major pyrope garnet anomaly was identified extending northwest-southeast near the main Nyae Nyae Pan. Other smaller anomalies were identified to the east of Gautscha Pan, and at Habaca to the south.

A feature of the pyropes recovered from the loaming is that they are considerably worn belonging to classes 5 and 6, and some of the garnets show dissolution features. From the abrasion pattern and the location of the anomaly, two conclusions have been reached:

- Most of pyropes recovered from loam sampling are probably shedding from a secondary source or a combination of secondary sources.
- Their present position of the anomalies is controlled by local geomorphological processes, particularly palaeo deltas and lake shorelines.

The most likely secondary source is the Kalahari sandstone and claystone which offlap the craton to the east and also a discontinuous gravel unit which we call the "Hornbill" gravel. The concentration of pyrope in the pan veld is probably related to a major Pleistocene palaeo strandline which formed when the pans were much larger during wetter periods. While the loaming was progressing, we were also sampling the Tertiary Kalahari section using open-hole percussion drilling. Of interest to us were any unconformities in the section because they represent buried palaeo-topography. We have obtained relatively fresh pyrope in several drill holes, notably TKN146 in the western part of the project where five class 2 pyropes were recovered from the base of the Kalahari section. In the Gura area to the east, 23 class 2 pyrope garnets were recovered from the base of the Kalahari section at a depth of about 70-75 metres in RR036.

The exploration team realized that while the loaming has been vital in the initial stages of the work, it is almost useless as a tool for homing-in on primary source rocks because of deep weathering, thick cover and relatively active geomorphological processes. The comparison between the subsurface pyrope and those recovered from loaming at the surface shows that there is very little wear in the subsurface and a considerable amount of wear on the pyropes obtained at the surface.

The team have therefore decided to carry out subsurface sampling by drilling in areas of Kalahari cover and have confined our loaming to where basement (pre-Tertiary) rocks are exposed. In these last four months, this new strategy has been put into action, specifically in following-up the results at TKN146 and RR36. We have used the drilling in areas of Kalahari cover with complementary loaming on adjacent basement outcrop.

Recent work has involved following-up at RR36 where we have been drilling up the palaeo-slope towards the northeast. Detailed magnetics have been used to specifically site the drillholes.

In mid-November of this year we drilled RR60 which intersected a 14m thick volcaniclastic or tuff unit below the Kalahari sediments and above the granitoids at 43m depth. Further drilling to the south at RR65 and 66 intersected the tuff unit at the same depth and continued in this material to 180m which was the limit of our rods. A further hole at RR68 also drilled to the limit of the rods but intersected a finer grained green ultramafic material which was interpreted in the field as kimberlite.

The heavy mineral suite and the whole rock geochemistry strongly suggest that the volcanic rocks represent the vent of a kimberlitic diatreme probably about 3 hectares in area. Further testing is being carried out at present but it is likely that this diatreme, Gura 1, represents the first major technical success at Tsumkwe.

The Gura 1 diatreme explains only part of the garnet anomaly which underlies the Gura sub-basin. Based on the geomorphology, a primary source in this position does not account for other pyrope anomalies which have been defined over a wide area at Tsumkwe both in the subsurface and in the surface loams. We are fingerprinting Gura 1 on the magnetics and using EM and gravity we expect to locate more kimberlites in the near future.

To date, six macro diamonds have been recovered in the loam samples so it is very likely that at least one of the primary sources will be diamond bearing. We have a large, prospective and relatively unexplored area under licence to the north. This area will be explored using what we've learned at Nyae Nyae. There is considerable potential for the discovery of diamond bearing kimberlites in the Tsumkwe area and Mount Burgess Mining is well equipped to extend the initial success it has had at Gura.

Yours faithfully

pp: **Dr Richard Russell** (PhD., M.Aus.I.M.M.)

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Dr Richard Russell, Phd., M.Aus.I.M.M., a qualified consulting geologist with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
4 December 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

TSUMKWE PROJECT, Namibia
EPL's 2012 and 2014 - Diamonds
(Mount Burgess Mining NL 75%, Kimberlite Resources (Pty) Ltd 25%)

To date four holes have been drilled into the Gura 1 kimberlite at the Company's diamond project at Tsumkwe in Namibia.

Hole No	Easting	Northing	Details
RR60	462137	7818268	Encountered kimberlitic tuff from 46-60m
RR65	462160	7818200	Terminated in weathered kimberlitic tuff at 180m
RR66	462165	7818155	Terminated in weathered kimberlitic tuff at 180m
RR68	462165	7818105	Terminated in fresh kimberlite at 130m

All holes were drilled vertically. The kimberlite is covered with Kalahari sands to a depth of between 41 and 46 metres.

Sufficient sample has now been recovered from the above drillholes to conduct a small bulk sample of 3,000 kilograms to test whether or not the kimberlite is carrying diamonds. Work on this bulk sample will commence within the next few days.

Whilst the full dimensions of the kimberlite have not yet been tested with drilling, it is believed that it will cover an area of approximately three hectares.

Whole rock geochemistry conducted on the drill samples by Scientific Services (Pty) Ltd, a consulting analytical laboratory in Cape Town, South Africa, confirmed that this kimberlite falls within the usual geochemistry range of southern african kimberlite.

Yours faithfully

pp: **Dr Richard Russell** (Phd., M.Aus.I.M.M.)

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Dr Richard Russell, Phd., M.Aus.I.M.M., a qualified consulting geologist with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
7 December 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Macrodiamond Recovered from Loam Sample NN 740
TSUMKWE PROJECT, Namibia - EPL's 2012 and 2014 - Diamonds

The Company is pleased to announce the discovery of an unabraded macrodiamond from loam sample NN 740. The diamond was recovered from the 0.8 mm to 1.2 mm size fraction from material collected between 0.4mm and 2.0 mm in size.

The diamond is the first to be recovered from loam samples collected in the eastern portion of EPL 2014 in the Delta/Ebony search area. This area is characterized by shallow (<15 metres depth) Kalahari Formation sands overlying granitic basement rocks and was prioritised for sampling as it is considered a likely source area to explain the presence of kimberlitic garnet anomalies located further to the west.

The macrodiamond is not believed to be sourced from the Gura 1 kimberlite recently discovered some 12 kilometres to the north of NN 740, adding further encouragement for the discovery of a cluster of kimberlite pipes in the project area.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
10 December 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Appointment of ASX Communications Officers

With reference to Listing Rule 12.6 and 3.16.4, the Company wishes to advise that it has appointed Ms Jan Forrester and Mr Dean Scarparolo, Joint Company Secretaries as ASX Communications Officers.

Yours faithfully,

J J Moore
Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
14 December 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia - Acquisition of additional Equity
(Exclusive Prospecting Licences 2012, 2014, 2817, 2818 and 2819}

This is to advise that the joint venture between Mount Burgess Mining N.L. and Kimberlite Resources (Pty) Limited has been varied to the extent that the Company has acquired an additional 15% equity, giving it a total of 90% equity in the joint venture.

The Company has agreed to fund all project expenditure up to the point where, as a consequence of the first positive feasibility study, a decision is made to develop any kimberlite or kimberlites discovered in the licence areas.

Yours faithfully,

Jan Forrester
Company Secretary

02 APR 12 AM 9:4

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Nigel Raymond Forrester**
Date of appointment	**6 February 1984**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
8,205,496 ordinary fully paid shares **500,000 unlisted options from employee share plan** **(exerciseable at 25 cents per share expiring 31 December 2005)**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Caroline Forrester (daughter)	173,000
Claire Forrester (daughter)	111,000
Jan Forrester (spouse)	411,010 250,000 unlisted options from employee share plan (exerciseable at 25 cents and expiring 31/12/2005)
Est. D M Forrester (late mother)	13,860
Salto Pty Ltd	1,000,000
Beta Man. Svc S/F A/C	1,472,000

Part 3 – Director's interests in contracts

Detail of contract	N/a
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 746

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of appointment	31 July 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,013,200 ORDINARY FULLY PAID SHARES **500,000 UNLISTED EMPLOYEE OPTIONS FOR SHARES, (EXERCISEABLE AT 25C PER SHARE EXPIRING 31 DECEMBER 2005)**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Mrs Jennifer O'Regan (spouse)	**1,136,800 fully paid ordinary shares**
Swan Alley Nominees ISA a/c	**450,000 fully paid ordinary shares**

Part 3 – Director's interests in contracts

Detail of contract	**N/a**
Nature of interest	**N/a**
Name of registered holder (if issued securities)	**N/a**
No. and class of securities to which interest relates	**N/a**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mount Burgess Mining NL**
ABN 31 009 067 476	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey J Moore
Date of appointment	11 September 1989

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
350,000 ordinary fully paid shares 500,000 unlisted options excercisable @ $0.25 expiring on 31 December 2005

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Superannuation Fund Investment – held by Perpetual Trustee Company Limited	400,000 ordinary fully paid shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING NL
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GODFREY EDWARD TAYLOR
Date of appointment	2 July 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
ORDINARY FULLY PAID 1,563,312 **500,000 UNLISTED EMPLOYEE SHARE OPTIONS, (EXERCISEABLE AT 25 CENTS PER OPTION, EXPIRING ON 31 DECEMBER 2005.)**

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
FORTEL PTY LTD E. A TAYLOR TAYLOR INVESTMENTS PTY LTD	8,800 ORDINARY 596,302 ORDINARY 78,925 ORDINARY

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	JOINT VENTURE AGREEMENT WITH KIMBERLITE RESOURCES PTY LTD
Nature of interest	SHAREHOLDER AND DIRECTOR OF KIMBERLITE RESOURCES INTERNATIONAL N.L.
Name of registered holder (if issued securities)	G TAYLOR
No. and class of securities to which interest relates	6,200,000 SHARES IN KIMBERLITE RESOURCES INTERNATIONAL N.L.

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 DECEMBER 2001

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 DECEMBER 2001

Highlights

- **AUSTRALIA**

Telfer – Gold

Previously unrecognised structure controls on gold mineralisation interpreted at Tim's Dome.

Significant drilling results at Tim's Dome include:

12m @ 1.60 g/t Au
12m @ 1.28 g/t Au
7m @ 4.89 g/t Au
1m @ 11.20 g/t Au

- **AFRICA**

Tsumkwe, Namibia - Diamonds

Discovery of Gura-1 kimberlite in the Gura area.

Discovery of unabraded macrodiamond with nearby Class 2 garnets exhibiting remnant original surfaces and sharp edges in Delta/Ebony area.

Drilling to recommence during mid-January 2002.

2

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2001

AUSTRALIA

TELFER - Gold and Base Metals
(Mining Leases M45/542, 543, 544, 548, 549, 551 and 664 are in joint venture with Normandy Gold Exploration Pty Ltd (NGE) in which the Company has 60% and NGE has 40%. All other tenements at Telfer in which Mount Burgess has an interest are held 100% by the Company.)

During the December quarter, reverse circulation (RC) and aircore (AC) drilling programmes were conducted at the **Tim's Dome** prospect (M45/527, 550 - 100%)

At **Tim's Dome**, 10 RC holes for 644m and 2 AC holes for 126m were completed. The holes were drilled to;

- test the orientation of previously identified gold mineralisation in a potentially steep west dipping broad structural corridor paralleling the fold axis of the dome for at least 3 kilometres
- test a previously unrecognised geological concept revealed from recently completed detailed structural mapping.

Mapping has identified the presence of numerous, potentially gold and copper mineralised, cross-cutting structures paralleling the existing drill traverses within the known mineralised corridor. These structures are considered to have significant potential to dilate about the fold axis producing a ladder network of mineralised tensional quartz vein arrays.

Significant assay results have been returned from RC and AC drillholes oriented at right angles to the previous drill traverses. These holes were drilled to test the gold potential of cross-cutting structures within the mineralised corridor. Each of the drillholes intersected anomalous gold mineralisation in zones of thick (up to 15m true width) quartz stock work veining with 6 of the 10 drillholes returning values in excess of 1 g/t Au. To date, the holes have tested only 250m of the 3 km long mineralised structural corridor.

Best results (intersections in excess of 1 g/t Au, analysis by fire assay, ICP/OES finish, 1 ppb detection limit) include:

Hole ID	Northing (Local)	Easting (Local)	Orientation (dip/bearing)	Width (m)	From (m)	To (m)	Au g/t
TDAC001	27,479	6,445	-60°/360°	12	37	49	**1.60**
TDRC059	27,660	6,425	-60°/360°	12	49	61	**1.28 eoh***
			Including	6	55	61	**1.44 eoh***
TDRC061	27,580	6,425	-60°/360°	7	58	65	**4.89 eoh***
			Including	2	59	61	**13.45**
TDRC063	27,635	6,425	-60°/360°	1	19	20	**11.20**
				2	46	48	**2.02**

* end of hole

The zones of gold mineralisation are hosted by iron oxidised quartz veins within highly fractured and weathered fine grained sandstones resulting in difficult drilling conditions. Consequently holes TDRC059 and TDRC061 were prematurely terminated in mineralisation. Additional diamond and RC drilling will be undertaken early in the 2002 field season to determine the frequency, true width and strike/dip orientation of the mineralised quartz vein arrays intersected to date.

PERRINVALE - Gold and Basemetals
(Mount Burgess Mining N.L. has the right to earn 70% interest in the Project)

During the quarter the Company completed geological mapping and interpretation, target review and geochemical auger drilling.

Geological mapping plus interpretation was completed at 1:25,000 scale utilising 200m line spaced aeromagnetic data, Landsat imagery and geophysical targeting which was carried out by Southern Geoscience Consultants. The Company believes that this work has resulted in a significant advancement towards the understanding of the geological relationships in the area from previously available information.

Geochemical auger drilling completed comprised over 1,000 carbonate horizon (calcrete) samples designed to infill existing sampling and cover previously untested areas. Peak values obtained are listed below.

Element	Au (ppb)	Ag (ppm)	As (ppm)	Ba (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sn (ppm)	Zn (ppm)
Peak Value	64	0.30	1070	1180	4.66	871	1544	82	7.50	276

The results from geochemical sampling have highlighted several areas of gold anomalism which will provide a focus for further work.

AFRICA

TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818 and 2819
(Mount Burgess Mining NL 90%, Kimberlite Resources Pty Ltd 10%)

Variation to Joint Venture Agreement

The joint venture between MTB (Namibia) (Pty) Ltd (a wholly-owned subsidiary of Mount Burgess Mining NL) and Kimberlite Resources (Pty) Ltd has been varied to the extent that the Company has acquired an additional 15% equity. The interests now held by the companies in the 5 Exclusive Prospecting Licences are:

MTB (Namibia) (Pty) Ltd	90%	(MTB)
Kimberlite Resources (Pty) Ltd	10%	(KR)

MTB will now fund ongoing exploration and feasibility costs on the EPL's to a point where the first positive feasibility study results in a decision to develop any resources the subject of that study.

Discovery of Gura-1 Kimberlite

On 23 November 2001 the Company announced that percussion drillhole RR 060 had intersected a 14 metre thick, volcaniclastic[1] horizon (from 46m to 60m in depth), enriched in kimberlitic indicator minerals including **chrome diopside, pyrope garnet and chrome spinel**. The volcaniclastic horizon is situated on granitic basement rocks on the flanks of a circular aeromagnetic anomaly.

A further 3 drillholes (RR 065, 066 and 068) were subsequently drilled on the crest of the aeromagnetic anomaly **resulting in the discovery of a kimberlite diatreme known as Gura-1**. The kimberlite is identified on the basis of heavy mineral associations (abundant fresh kimberlitic garnets, spinels and chrome diopsides) and geochemical analysis (Scientific Services – Capetown, R.S.A.) which compares favourably with typical South African kimberlite geochemistry.

Drillhole	Northing m(N)	Easting m(E)	Orientation	Depth (m)	Geology
RR 060	7,818,268	462,137	Vertical	0- 46	Kalahari Formation
				46- 60	**Kimberlite tuff[2]**
				60- 68 (eoh)	Granite
RR 065	7,818,200	462,160	Vertical	0- 43	Kalahari Formation
				43-180 (eoh)	**Kimberlite tuff**
RR 066	7,818,155	462,165	Vertical	0- 45	Kalahari Formation
				45-180 (eoh)	**Kimberlite tuff**
RR 068	7,818,105	462,165	Vertical	0- 41	Kalahari Formation
				41-139 (eoh)	**Kimberlite**

In mid-December a mini-bulk sample consisting of drillhole material from RR 066 (from 50 metres to 150 metres depth) was dispatched to Scientific Services in Capetown for mineral concentrate processing. The sample weighed approximately 3,000 kg and was crushed to 70% minus 2.4 mm in size, then treated by bromoform to produce a heavy mineral concentrate prior to being acid washed.

The concentrate was subsequently dispatched to Windhoek for stereomicroscope analysis by independent mineral sorters and surface texture observers. This work commenced in the second week of January to determine the diamond and indicator mineral content of drillhole RR 066, results will be released as soon as work is complete.

Percussion drilling completed during the quarter amounted to 46 drillholes totalling 2,953 metres. This was to test the stratigraphy of the area (to determine depths to basement below the Kalahari Formation), to test primary geophysical targets and to test palaeochannels to determine which drainages carry kimberlitic indicator minerals.

1 *Volcaniclastic refers to clastic (broken fragments derived from pre-existing rocks) volcanic material which may be mixed with non-volcanic fragments.*

2 *Tuff refers to consolidated or cemented volcanic ash.*

Loam/Gravel Sampling

During the quarter a further 190 loam/gravel samples (NN 1303 to NN 1492) were collected from the central and eastern portions of EPL's 2012 and 2014.

Sampling was designed to extend existing regional coverage and to close down the sample spacing over several discrete areas characterised either by anomalous elevated counts of surface kimberlitic garnets and diamonds. Sampling was also conducted over the Gura-1 kimberlite.

Only a small number of results have been received from these samples to date, however of particular interest are sample results from the Delta/Ebony area where **an unabraded macrodiamond** was discovered in loam sample NN 740 during December 2001.

The diamond is the first to be recovered from loam samples collected in the eastern portion of EPL 2014 in the Delta/Ebony search area. This area is characterized by shallow (<15 metres depth) Kalahari Formation sands overlying granitic basement rocks and was prioritised for sampling as it is considered a likely source area to explain the presence of kimberlitic garnet anomalies located further to the west.

The macrodiamond is not believed to be sourced from the Gura-1 kimberlite recently discovered some 12 kilometres to the north of NN 740.

Following the discovery of the diamond, the area surrounding NN 740 was infill loam sampled (19 samples – NN 1449 to NN 1467) on a 100m x 100m or 250m x 250m grid pattern.

Although results from only 6 of the 19 loam samples have been received to date, more than half of the pyrope garnets recovered were optically classified as Class 2* garnets;

Sample No	Garnets Recovered *			Size fraction (mm)
	Class 2	Class 5	Class 6	
NN 1449	1			+ 0.810 – 1.200
NN 1453	1	1	1	+ 0.415 – 0.810
NN 1454	2	2		+ 0.415 – 0.810
NN 1456	1		1	+ 0.415 – 0.810
NN 1457	1			+ 0.415 – 0.810
		1		+ 0.810 – 1.200
			1	+ 1.200 – 2.100
NN 1459	1			+ 0.816 – 1.200
Total	7	1	3	

* *Pyrope garnet surface textures are ranked from Class 1 to Class 6.*

Class 1 to Class 3 garnets show evidence of the remnant original mineral surface.
Class 4 to Class 6 garnets show no evidence of the remnant original mineral surface.

Class 1 and Class 4 grains are unabraded.
Class 2 and Class 5 grains are slightly abraded.
Class 3 and Class 6 grains are moderately to extensively abraded.

The discovery of a high proportion of Class 2 garnets in such close proximity to the unabraded macrodiamond in sample NN 740 is considered very significant and provides further encouragement for the discovery of further kimberlites in the project area. The Delta/Ebony area will now be prioritised for geophysical assessment and drilling in January 2002.

Further loam sample results from the Delta/Ebony area will be reported when they are received.

Future Work Programmes

- **Drilling**

  Percussion drilling work in EPL's 2012 and 2014 is scheduled to recommence during the third week of January 2002.

  Work will initially be focussed on drilling primary geophysical targets, notably in the Gura-1, Delta/Ebony, Gautscha SE, Nyae Nyae North and Agricultural areas with further palaeodrainage/primary target work scheduled for the Gura Basin East region.

- **Geophysics**

  The discovery of the Gura-1 diatreme has enabled the Company to more accurately interpret the likely magnetic signature of other possible kimberlites in the project area using the Company's existing aeromagnetic/ground magnetics database.

  To further assist in the interpretation and prioritisation of geophysical targets for drill testing, it is intended to carry out trial ground gravity and electromagnetic surveys (EM) over a 1 km x 1 km area covering the Gura-1 kimberlite in February 2001.

  The results gained from diamond exploration in varying geological environments throughout the world have shown that gravity and EM surveys can greatly assist with the recognition of buried or weathered kimberlite intrusions. It is considered that these techniques, in conjunction with the results of aeromagnetic interpretation carried out by the Company and its consultants, may greatly expedite the process of target generation and drilltesting.

  If successful, the equipment can be rapidly mobilised to cover other priority areas of interest in the project area in order to rapidly and accurately define drill targets.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above projects have been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31 009 067 476	31 December 2001

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (...6....months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(562)	(1,329)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(248)	(514)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	78	137
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(732)	(1,706)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	(15)	(58)
1.9	Proceeds from sale of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	1
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(15)	(57)
1.13	Total operating and investing cash flows (carried forward)	(747)	(1,763)

1.13	Total operating and investing cash flows (brought forward)	(747)	(1,763)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Finance Lease Repayments	(3)	(7)
	Net financing cash flows	(3)	(7)
	Net increase (decrease) in cash held	(750)	(1,770)
1.20	Cash at beginning of quarter/year to date	5,078	6,099
1.21	Exchange rate adjustments to item 1.20	(1)	(2)
1.22	**Cash at end of quarter**	4,327	4,327

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	92
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	15

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	-
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	27	34
5.2	Deposits at call	4,300	5,044
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,327	5,078

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	101,500,000	101,500,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -		
7.7	**Options** Employee Share Plans: Plan A Plan B Plan B Plan B	900,000 200,000 2,250,000 1,400,000	Nil Nil Nil Nil	25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/02 31/12/02 31/12/05 31/12/06

7.8	Issued during quarter Employee Share Plans: Plan B Plan B (cancelled) Plan B	200,000 (500,000) 1,400,000	Nil Nil Nil	25 cents 25 cents 25 cents	31/12/02 31/12/05 31/12/06
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 18 January 2002
(Company secretary)

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
27 February 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia -EPLs 2012, 2014, 2817, 2818 and 2819
(Mount Burgess Mining 90%, Kimberlite Resources 10%)

Several garnets, a chrome diopside and an ilmenite, all with remnant kimberlite coating, have been recovered in a loam sampling programme in the Delta/Ebony area in which the Company has previously discovered a macrodiamond in loam sample NN 740.

It is believed that the unabraded macrodiamond is not sourced from the recently discovered (November 2001) Gura-1 kimberlite, located some 12 kilometres to the north.

Following the discovery of the diamond, a 1,000 metre (east-west) by 500 metre (north-south) area surrounding NN 740 was infill loam sampled on grid patterns of between 100m x 100m and 250m x 250m.

Results from the first 6 loam samples to be processed were announced in the December 2001 Quarterly Report. Significant results from the remaining 17 samples just received, are tabulated below:

Sample No	Indicator Minerals Recovered						Size Fraction (mm)
	Garnets				Chrome Diopside	Ilmenite	
	Class 1	Class 2	Class 5	Class 6			
NN 1460			1				+0.415 - 0.810
NN 1461	1						+ 0.415 - 0.810
NN 1462		1			1		+ 0.415 - 0.810
NN 1465				2			+ 0.415 - 0.810
NN 1466	1					1	+ 0.810 - 1.200
NN 1515		2					+ 0.415 - 0.810
NN 1516		1					+ 0.810 - 1.200
Total	**2**	**4**	**1**	**2**	**1**	**1**	

* *Pyrope garnet surface textures are ranked from Class 1 to Class 6.*

Class 1 to Class 3 garnets show evidence of the remnant original mineral surface.
Class 4 to Class 6 garnets show no evidence of the remnant original mineral surface.

Class 1 and Class 4 grains are unabraded.
Class 2 and Class 5 grains are slightly abraded.
Class 3 and Class 6 grains are moderately to extensively abraded.

As a result of all of the infill loam sampling work completed to date, a total of 2 class 1 garnets, 11 class 2 garnets, a chrome diopside and an ilmenite have been discovered in close proximity to the macrodiamond from sample NN 740.

These results strongly imply close proximity to a local kimberlite source, a conclusion further supported by the results of a ground gravity survey currently underway over the infill loam sampling area.

Initial results have highlighted a gravity (low) anomaly coincident with the macrodiamond/garnet/chrome diopside surface anomaly. Infill gravity surveys to close down the station spacing to 50m stations on 100 metre spaced north-south lines are currently underway.

Drilling equipment is standing by to recommence drilling work over the Delta/Ebony search area as soon as the geophysical work is completed and current weather conditions allow access.

Gravity surveys were also carried out over the Gura-1 kimberlite during February. Positive results were received from this work with this kimberlite being characterised by a coincident gravity "low" and a magnetic "high" geophysical signature.

Analysis of the mini-bulk sample from Gura-1 for diamond content is currently underway.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.